

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 16, 2011

Mr. Chris Yun Sang So
Chief Executive Officer
Greatmat Technology Corporation
Room 2102-03, 12/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

> **RE:**   **Greatmat Technology Corporation**
> **Item 4.01 Form 8-K filed March 4, 2011**
> **Item 4.01 Form 8-K/A filed March 16, 2011**
> **File No. 0-53481**

Dear Mr. So:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Gordon
Staff Accountant